Apex Resource Center Partners LLC
(the “Company”)
a Florida Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to Period Ended October 31, 2025

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Apex Resource Center Partners LLC Management

We have reviewed the accompanying financial statements of Apex Resource Center Partners LLC (the Company) which comprise the balance sheets as of inception to period ended October 31, 2025, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
Nov 18, 2025

APEX RESOURCE CENTER PARTNERS LLC
BALANCE SHEET

AS OF INCEPTION TO OCTOBER 31,		2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	-
Total Current Assets		-
Non-Current Assets:		
Other Non-Current Assets	$	-
Total Non-Current Assets		-
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	1,000
Total Current Liabilities	$	1,000
Non-Current Liabilities:		
Other Non-Current Liabilities	$	-
Total Non-Current Liabilities	$	-
TOTAL LIABILITIES		1,000
EQUITY		
Partners' Capital	$	10,139
Accumulated Deficit		(11,139)
TOTAL EQUITY	$	(1,000)
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

APEX RESOURCE CENTER PARTNERS LLC
STATEMENT OF OPERATIONS

INCEPTION TO PERIOD ENDED OCTOBER 31,		2025
Revenues		
Sales	$	-
Cost of Sales		-
Gross Profit	$	-
Operating Expenses		
Organizational Costs	$	139
Professional Fees		11,000
Total Operating Expenses		**11,139**
Total Loss from Operations	$	**(11,139)**
Other Income (Expense)		
Other Income (Expense)	$	-
Total Other Income (Expense)		**-**
Net Loss	**$**	**(11,139)**

See Accompanying Notes to these Unaudited Financial Statements

APEX RESOURCE CENTER PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Retained Earnings	
	Units	**$ Amount**	**(Deficit)**	**Total Members' Equity**
Inception at 10/08/25	-	-	-	-
Contribution	5,850,000	10,139	-	10,139
Distribution	-	-	-	-
Net income (loss)	-	-	(11,139)	(11,139)
Ending balance at 10/31/25	5,850,000	10,139	(11,139)	(1,000)

See Accompanying Notes to these Unaudited Financial Statements

APEX RESOURCE CENTER PARTNERS LLC
STATEMENT OF CASH FLOWS

INCEPTION TO PERIOD ENDED OCTOBER 31,		**2025**
OPERATING ACTIVITIES		
Net Loss	$	(11,139)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Accounts Payable		1,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,000
Net Cash used in Operating Activities	$	(10,139)
INVESTING ACTIVITIES		
Other Non-Current Assets	$	-
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Capital Contribution	$	10,139
Net Cash provided by Financing Activities	$	10,139
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	-
Income taxes	-

There are no Supplemental Disclosures of Non-Cash Investing and Financing Activities

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Apex Resource Center Partners, LLC ("the Company") was formed in Florida on October 8, 2025. The Company plans to earn revenue by providing guidance and support to motorsport drivers. The Company's headquarters is in Ponte Vedra, Florida. The Company's clients will be located in the United States. The Company will conduct a Reg D and Reg CF campaign in 2025 and 2026.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's revenues will be derived primarily from providing consulting and support services to motorsport drivers. Revenue is recognized as services are rendered and performance obligations are satisfied over time, as the customer simultaneously receives and consumes the benefits of the Company's performance. The Company's payments are generally collected at time of service or initiation of services.

The Company's performance obligations consist of delivering advisory, strategic, and performance management services, which are satisfied over time as work is performed.

Organizational Costs

Organizational costs consist primarily of legal and filing fees incurred in connection with the formation of the Company. In accordance with U.S. GAAP, these costs are expensed as incurred.

Professional Fees

Professional fees consist primarily of consulting and advisory costs incurred in connection with the Company's crowdfunding activities, as well as fees paid for financial statement review services.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt obligations.

NOTE 6 – EQUITY

The Company has 5,850,000 units as of October 31, 2025. The Company's schedule of ownership is shown below.

Members	Class C Units	% Ownership
ARC	5,557,500	95.00%
LV	292,500	5.00%
Total	5,850,000	100.00%

Capital Contributions and Interests:

Class C Unitholders make capital contributions and hold voting power; the written consent of a majority of Class C Units is required for most Member actions and to determine the Manager.

Cash Distributions (Prior to Dissolution):

First, 80% to Class A Members and 20% to Class C Members until Class A Members receive two times their aggregate Capital Contributions ("Priority Return"). Thereafter, pro rata among Class A, Class B, and Class C Members according to their Percentage Interests. Class B Unitholders' distributions are limited to allocated Profits and subject to a "Participation Threshold."

Dissolution: The LLC dissolves upon events like the expiration of its term, written consent of the Manager, sale of all assets, or judicial/administrative dissolution. Assets are distributed first to creditors, then to Unitholders according to distribution rules.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Nov. 18, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.